File № 82-4257



VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«12» april 2005
№ 1101/2279



05007608

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SEC MAIL PROCESSING
RECEIVED
APR 2 5 2005
WASH, D.C.
179
SECTION

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Decision on additional share issue Open Joint-stock company Bank «Vozrozhdeniye»

Sincerely,



Alexander V.Dolgopolov
Deputy Chairman of the Board

PROCESSED
MAY 0 3 2005
THOMSON
FINANCIAL

Registered
March 24, 2005
By Central Bank of the Russian Federation
Department of licensing activities and financial improvement of credit institutions of Bank of Russia

Director of Department
/signature/ M.I.Sukhov

Stamp



RECEIVED
APR 25 2005
179

DECISION ON ADDITIONAL SHARE ISSUE
Open Joint-stock company Bank «Vozrozhdeniye»

Ordinary Registered Non-documentary Shares

Individual state registration number (code): **10101439B (014D)**, *Stamp*

Approved by Supervisory Council of Bank «Vozrozhdeniye» (OAO)
February 4, 2005 Minutes # 4

On the basis of the decision of Supervisory Council of Bank «Vozrozhdeniye» (OAO)

February 4, 2005 Minutes # 4

Location (mail address) of the credit institution–the issuer:
Luchnikov per., 7/4-1, Moscow GSP-9, 101999, Russian Federation.
Phone numbers: (095) 929-18-88, 929-19-99

Deputy Chairman of the Board
of Bank «Vozrozhdeniye» (OAO)

(*signature*) A.V.Dolgopolov

(Power of Attorney # 680 as of 09.12.2004)

Stamp

February 25, 2005

1. Category of issued securities – ordinary shares.

2. Registered

3. Form of issue: non-documentary

Safe custody of securities - obligatory centralized safe custody of securities is not stipulated.

4. Owner's (holder's) title held by a security in accordance with the Charter of the credit institution - the issuer:
Each ordinary share provides a shareholder (its holder) with one voting right in making decisions at the Bank's general meeting of shareholders.
Each ordinary share provides a shareholder (its holder) with equal set of rights.
Shareholders (holders of ordinary shares) have the following rights:
– to participate in General Meeting of shareholders with voting right on all issues of their competence;
– to receive dividends;
– to receive a part of the Bank's property in case of its liquidation.
Shareholders (holders of ordinary shares) have also other rights, established by the effective legislation and by the Bank's Charter.

5. Order of certification, surrender and exercise of title held by issued securities:
The owner's (holder's) title for ordinary registered documentary shares shall be certified in the register system by entries in the current account of the register holder or in case of recording the securities' title in depositary – by entries in depo-accounts in depositary.
Title for ordinary registered non-documentary shares shall be passed to the purchaser:

- *in case of recording the securities' title in the register system - from the moment of* introduction of incoming entry in the current account;
- *in case of recording the securities's title of a person carrying out depository activity* - from the moment of introduction of incoming entry in depo-account.

The title held by ordinary registered documentary shares shall pass to their purchaser from the moment of passing this right for this security.
Passing of the title held by ordinary registered non-documentary shares must be supported by notifying of a register holder or a nominal holder of securities.
The title for ordinary registered non-documentary shares shall be exercized by the Bank with respect to the persons stated in the register system. By request of shareholder or nominal holder of shares the registrar must confirm the shareholder's title for his shares by giving out the entry from the register of the Bank's shareholders, which is not considered a security.

The Bank's Registrar – Open Joint-stock company "Specialized Registrar «AVISTA».
Abbriviated name: OAO «AVISTA»
Location – Gagarina 1, Chekhov-city, Moscow Region, 142300
Address: Baumanskaya, 43/1, building 1, Moscow 107005
Tel.: (095) 787-31-75
Fax: (095) 787-31-75
Basic state registration number: 1025006392025
Tax identification number: 5048080363
License # 10-000-1-00271 as of 24.12.2002
Term of validity of license: no limitation
Authority body issuing the license: Federal Stock Market Commission

6. Nominal value of a security – 10.00 ruble

7. Number of shares in this issue – 1,999,941 items

8. Total number of issued securities with the above State registration number: 16,748,753.

9. Procedure of the securities placement:

a) opening date of placement and closing date of placement:

opening date of estimated placement – within 30 days from the date of state registration of the decision on securities issue, but not before 29.03.2005;
closing date of estimated placement – within 30 days from the date of state registration of the decision on securities issue, but not before 29.03.2005

b) Method of placement: conversion.

Terms and conditions of conversion:

- one preference convertible non-documentary registered share with nominal value RUR 10 shall be converted in one ordinary non-documentary registered share with nominal value RUR 10;
- opening date of conversion – not before five years from the date of registration of the report on issue of preference convertible non-documentary registered shares;
- placement of ordinary non-documentary registered shares in the course of conversion of preference convertible non-documentary registered shares shall be conducted among holders of preference convertible non-documentary registered shares in proportion to the number of shares in their possession. The shortlist of holders of preference convertible non-documentary registered shares subject to conversion must be compiled on the basis of data of the Bank shareholders' register at the date of conversion;
- term of conversion – within 30 days from the date of registration of the decision on issue of ordinary non-documentary registered shares, into which preference convertible non-documentary registered shares are to be converted;
- Shareholders (holders of preference convertible non-documentary registered shares) shall be advised of the opening date of conversion and the term of conversion by forwarding them a registered letter and publication of information message in media within three business days from the date of decision on issue of ordinary non-documentary registered shares, into which preference shares are to be converted;
- Placement of ordinary non-documentary registered shares among the Bank's shareholders (holders of preference convertible non-documentary registered shares) shall be conducted on the basis of the decision of the Bank's authorized body on issuing ordinary non-documentary registered shares without making additional agreements;
- The volume of issue of ordinary non-documentary registered shares in the process of conversion can not exceed the volume of preference convertible non-documentary registered shares.

c) Price of placement:

Method of definition of the placement price: one preference convertible non-documentary registered share with nominal value RUR 10 shall be converted into one ordinary non-documentary registered share with nominal value RUR 10.

d) Method and term of payment:

This issue is carried out through conversion of preference convertible non-documentary registered shares with nominal value RUR 10 each. In the course of conversion one preference convertible non-documentary registered share with nominal value RUR 10 each shall be converted into one ordinary non-documentary registered share with nominal value RUR 10.

In the process of placement, preference convertible non-documentary registered shares, placed before, shall be substituted for the newly issued ordinary non-documentary registered shares and upon registration of the issue results they shall be cancelled. As a result of the issue, the authorized capital will not be enlarged.

10. For bonds and options: for shares – no data.

11. For convertible securities: method, terms and conditions of conversion:

Issued securities are not convertible.

12. Income; data on brokers being attracted to securities placement:
Income:
a) Size of income:
Decision on payment of dividends by the results of the first quarter, half-year, nine months of the financial year and (or) by the results of the financial year, as well as on amount of dividends and method of their payment shall be taken by the General Shareholders' Meeting on recommendation of the Bank's Supervisory Council. Herewith, the amount of dividends can not be larger, than the one recommended by the Bank's Supervisory Council.
b) Frequency of payments:
The Bank is entitled to take decisions (declare) on payment of dividends on the placed shares by the results of the first quarter, half-year, nine months of the financial year and (or) by the results of the financial year. Decision (declaration) on the dividend payment by the results of the first quarter, half-year and nine months of the financial year can be taken within three months upon closing the respective period.
c) Schedule of events determining the order of income payment:
Timing of dividend payment by the results of the first quarter, half-year, nine months of the financial year and (or) by the results of the financial year shall be set by decision of the General shareholders' meeting of the Bank. In compliance with Item 15.9 of the Bank's Charter, the term of dividend payment must be within sixty days from the date of taking decision of dividend payment.
The shortlist of persons being entitled to dividends shall be compiled at the date of making the shortlist of the persons being entitled to take part in the General shareholders' meeting, where decision on respective dividend payment is taken. For the purpose of compiling the shortlist of the persons being entitled to dividends, nominal holders of shares shall submit the data on the persons, in which interest they own shares.
d) Method of settlement for income purposes:
If dividends are paid in monetary means the dividends due to shareholders, will be paid by the Bank:
- to shareholders–individuals – through cash office of the Bank (the Bank's branch) in accordance with cash orders or by bank transfer to their bank accounts on the basis of the respective shareholders' applications in compliance with payment orders;
- to shareholders-legal entities – by bank transfer to their current accounts in compliance with payment orders.

e) Locations where owners (holders) can receive their yields:
At the location of Bank «Vozrozhdeniye» (OAO): Luchnikov per., 7/4-1, Moscow GSP-9, 101999, and at its branches.
Information about brokers (intermediaries) attracted to securities placement:
The Bank is not supposed to attract brokers to take part in placement of the share issue.
13. Other information.
The Issuer undertakes to ensure the owner's rights (title) subject to his (owner's) compliance with the order of exercising these rights established by the Russian Federation.